07022051

ADITYA BIRLA GROUP

Ref: AM:PVK:2347:2007

Date: 12th March, 2007

**Securities and Exchange Commission**
**Attn: International Corporate Finance**
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

This is to inform that in accordance with Clause 20 of the Listing Agreement that the Board of Directors of Hindalco Industries Limited at their Meeting held on today have declared an Interim Dividend at the rate of 170 % on the paid-up Equity Share Capital of the Company.

The proportionate Dividend would be payable on the partly paid-up Shares to the extent amount paid on the Shares. Further, please note that Dividend on Partly Paid Shares would be payable for the entire year.

Please acknowledge.

Thanking you,

Yours faithfully,
**For Hindalco Industries Limited**

**Anil Malik**
**General Manager &**
**Company Secretary**

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

END